

SECU 05040128 MMISSION
Washington, D.C. 20549

VF 4-13-05

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52744 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Financial Securities, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5773 Woodway, #281
(No. and Street)

Houston (City) Texas (State) 77057 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 29 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gilbert J. Schorre, Jr.
(Name – *if individual, state last, first, middle name*)

8323 Southwest Freeway, Suite 380 (Address) Houston, TX (City) (State) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 6 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07



CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Leland A. Dykes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of One Financial Securities, Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CATHY HOOD
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
FEBRUARY 8, 2006


Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**SCHORRE & ASSOCIATES**
CERTIFIED PUBLIC ACCOUNTANTS

Gilbert J. Schorre, Jr., C.P.A.
Nancy E. Vasichko, C.P.A.
Barbara J. Davis, C.P.A.

MEMBER AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

8323 Southwest Frwy., Suite 380
Houston, Texas 77074
TEL (713) 776-0957
FAX (713) 776-0539
e-mail: buddy@schorrecpa.com

## Independent Auditor's Report

To the Partners of
One Financial Securities, Ltd.
Houston, Texas

I have audited the accompanying statements of financial condition of One Financial Securities, Ltd., a Texas partnership, as of December 31, 2004 and 2003 , and the related statements of income (loss), statements of changes in partners' capital and statements of cash flows for the years then ended. These financial statements are the responsibility of One Financial Securities, Ltd. management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Financial Securities, Ltd., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a–5 of the Securities and Exchange commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Gilbert J. Schorre, Jr.
Certified Public Accountant
Houston, Texas

March 1, 2005

**ONE FINANCIAL SECURITIES, LTD.**
**BALANCE SHEET**
**December 31, 2004 and 2003**

## ASSETS

| | 2004 | 2003 |
|---|---|---|
| Current Assets | | |
| Cash and temporary investments | $ 10,386 | $ 7,602 |
| Accounts receivable | 2,500 | |
| Prepaid insurance | | 615 |
| Total Current Assets | 12,886 | 8,217 |
| Other Assets | | |
| Goodwill | 26,000 | 26,000 |
| Total Assets | $ 38,886 | $ 34,217 |

## LIABILITIES AND PARTNERS' CAPITAL

| | 2004 | 2003 |
|---|---|---|
| Partners' Capital | | |
| Partners' capital | $ 36,630 | $ 38,736 |
| Net income (loss) | 2,256 | (4,519) |
| Total Liabilities and Partners' Capital | $ 38,886 | $ 34,217 |

See Notes to Financial Statements and Independent Auditor's Report.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *General*

One Financial Securities, Ltd. (the "Partnership") is a registered broker/dealer in securities under the Securities Exchange Act of 1934 (the "Act").

### *Federal Income Taxes*

The Partnership has elected to report as a partnership under the Internal Revenue Code. Taxes are not provided for by the Partnership as taxable income flows through to the partners. The partnership was created in 2000.

### *Cash and Deposits*

Cash for purposes of the statement of cash flows presentation includes deposits in a checking account.

### *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Concentration of Credit Risk*

The Partnership maintains its cash deposit account at a high quality financial institution. At times the balance may exceed federally insured limits. At December 31, 2004, the Partnership did not exceed the insured limit.

### *Software Review*

The Partnership has had all software reviewed and found it to be in compliance with Year 2004 requirements.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As computed in the supplementary schedule, the requirements have been met.

## ONE FINANCIAL SECURITIES, LTD.
## NOTES TO FINANCIAL STATEMENTS
## For the Years Ended December 31, 2004 and 2003

### NOTE 3 - REQUIREMENTS OF RULE 15c-3-3 OF THE SECURITIES EXCHANGE ACT

One Financial Securities, Ltd. is a firm selling mutual funds and direct participation programs only. Therefore, reserve and possession or control requirements under Rule 15c-3-3 are not applicable.

### NOTE 4 - EXEMPTION FROM FILING SIPC SUPPLEMENTAL REPORT

One Financial Securities, Ltd. is exempt from filing the SIPC supplemental report pursuant to Rule 17A-5(e)(4) as the Partnership has gross revenues of less than $500,000.